UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                       (Amendment No.          )*
                                      ---------

                CORE TECHNOLOGIES (PENNSYLVANIA), INC.
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                            (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE
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                   (Title of Class of Securities)

                            151867 10 8
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                           (CUSIP Number)

Gary A. Miller, Esquire  Connolly Epstein Chicco Foxman Engelmyer
& Ewing  1515 Market St. Phila. PA 19103    (215)  851-8472
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           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           SEPTEMBER 29, 1995
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       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement. (X)(A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                              SCHEDULE 13D


CUSIP No. 151867 10 8

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(1)   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frederick B. Franks, III
      S.S.# ###-##-####
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)   ( )
                                                         (b)   ( )
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS*

      OO
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          ( )

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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                                      (7)   SOLE VOTING POWER
                                                  913,333
     NUMBER                           -------------------------------
    OF SHARES                           (8)   SHARED VOTING POWER
   BENEFICIALLY                                       0
   OWNED BY EACH                      -------------------------------
     REPORTING                        (9)   SOLE DISPOSITIVE POWER
      PERSON                                       913,333
       WITH                           -------------------------------
                                      (10)   SHARED DISPOSITIVE POWER
                                                     0
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                913,333
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                              ( )

                                913,333
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                 10.18%
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(14)  TYPE OF REPORTING PERSON*

                                   IN
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Item 1   Security and Issuer

         Title of Class:

            Common Stock, $.01 par value


         Name of Issuer:

            Core Technologies (Pennsylvania), Inc.

         Address of Principal
         Executive Offices of Issuer:

            110 Summit Drive, Exton, Pa 19341


Item 2   Identity and Background:

         (a)   Name of Person Filing:

                  Frederick B. Franks, III

         (b)   Business Address:

                  110 Summit Drive
                  Exton, PA 19341

         (c)   Present Principal Occupation:

                  Vice President - Finance and Chief
                  Financial Officer of Issuer to
                  which this filing relates, Core
                  Technologies (Pennsylvania), Inc.
                  110 Summit Drive, Exton, PA 19341

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors):

                      No.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law:

                      No.

         (f)   Citizenship:

                  U.S.A.



Item 3   Source and Amount of Funds or Other Consideration


         The aggregate purchase price was paid by the issuance of Mr. Franks' promissory note to the seller of the securities, Safeguard Scientifics (Delaware), Inc. ("Safeguard"). The promissory note bears interest at a rate of 6.35% per annum. Interest and principal are payable in full on September 29, 2000, provided that Mr. Franks must prepay the outstanding balance to the extent of 25% of the proceeds of any sale or other disposition of any of these securities.


Item 4   Purpose of Transaction

         The purpose of Mr. Franks' acquisition of these shares was to obtain a substantial investment in the Company.
         Mr. Franks has no plan or intent to exercise any control over the Company other than the control he now exercises through his offices with the Company. Mr. Franks has no plans or proposals which relate to or would result in any of the transactions or activities listed in paragraphs (a) through (g) of Item 4, other than the possible acquisition up to 80,000 shares of the Company's Common Stock pursuant to previously outstanding options.

Item 5   Interest in Securities of Issuer

         (a) Mr. Franks is currently the beneficial owner of 913,333 shares, the representing 10.18%, of the Company's outstanding Common Stock. This includes 80,000 shares issuable upon the exercise of currently exercisable options held by Mr. Franks.

         (b)(i) Mr. Franks has the sole power to vote all 833,333 outstanding shares referenced in paragraph (a), and will have the sole power to vote all 80,000 shares issuable upon exercise of outstanding options.

           (ii) Subject to the Option Shares Escrow Agreement described below, Mr. Franks has the sole power to dispose of all 833,333 outstanding shares referenced in paragraph (a), and will have the sole power to dispose of all 80,000 shares issuable upon exercise of outstanding options. Mr. Franks, together with Mr. George Mitchell, the Company's President and Chief Executive Officer, and Mr. Philip Donnelly, a Vice President of the Company, has entered into an Option Shares Escrow Agreement with the Company pursuant to which Mr. Franks has deposited 233,333 shares of Common Stock into escrow with the Company. The Company may redeem these escrowed shares in order to satisfy exercises of options under the Company's 1993 Stock Option Plan. The redemption price payable by the Company to Mr. Franks will be equal to the exercise price payable to the Company by the individual exercising the option. Prior to redemption, Mr. Franks retains the right to vote, receive distributions and dividends (if any) on, and transfer (subject to the terms of the escrow) the escrowed shares.

         (c) Effective September 29, 1995, Mr. Franks acquired 833,333 shares of the Common Stock from Safeguard for $.10 per share. This was a private transaction pursuant to a Stock Purchase Agreement between Mr. Franks and Safeguard.

         (d)   Not applicable

         (e)   Not applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no such contracts, arrangements, understandings or relationships except for the Option Shares Escrow Agreement described in Item 5(b)(ii) hereof.


Item 7   Material to be Filed as Exhibit

         (1)   Promissory Note from Frederick B. Franks, III, to
               Safeguard Securities (Delaware), Inc.  dated September
               29, 1995

         (2)   Option Shares Escrow Agreement dated September 29, 1995

         Signature

         After reasonable inquiry and to the best of my knowledge statement is true, complete and correct.



         October 26, 1995                 /s/ Frederick B. Franks, III
        --------------------              -----------------------------
                Date                                 Signature


                                              Frederick B. Franks, III
                                          -----------------------------
                                              Name/Title